UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Cancellation of Treasury Shares

1. Class and number of shares to be retired	Common stock	1,691,425
	Different classes of stocks	-
2. Total number of shares issued	Common stock	82,624,377
	Different classes of stocks	-
3. Par value per share (KRW)		5,000
4. Estimated amount of retirement (KRW)		420,319,112,500
5. Scheduled period of share buyback for retirement	Start date	-
	End date	-
6. Acquisition method of shares to be retired		Treasury stock held
7. Scheduled retirement date		March 31, 2025
8. Securities firms entrusted with share buyback		-
9. Date of board resolution (decision date)		February 19, 2025
- Attendance of outside directors	Present (No.)	6
	Absent (No.)	-
- Attendance of auditors (members of Audit Committee who are not outside directors)		-
10. Subject to reporting to the Fair Trade Commission		Not Applicable

11. Other matters to be factored into investment decisions

- This cancellation of treasury shares is based on the resolution of the Board of Directors to cancel treasury shares previously purchased within the scope of dividends available and therefore, there is no reduction of capital following this cancellation.

- Legal basis of cancellation of treasury shares : Article 343 Paragraph 1 of the Commercial Act

- Above ‘1. Number of shares to be retired’ is based on 2% (1,691,425 shares) of the total number of issued shares (84,571,230 shares) at the time of the announcement of the ‘Cancellation of existing treasury shares (Cancel treasury shares, which account 6% of outstanding shares within the next three years (2024~2026))’ in July 2024.

- Above ‘4. Estimated amount of retirement (KRW)’ is the amount obtained by multiplying the number of treasury shares subject to cancellation by the closing price (KRW248,500) of the day before the board resolution date.

- Above ‘7. Scheduled retirement date’ is subject to change following consultations with relevant authorities.

- Since it is the case of cancellation of existing treasury shares, the disclosure of ‘disposal of treasury shares’ is replaced by this disclosure.

	ø Related disclosure	Matters Related to Ad Hoc Public Disclosure Obligation (Fair Disclosure) filed on July 12, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: February 19, 2025	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President